Filed pursuant to Rule 433
April 19, 2007
Relating to Preliminary Pricing Supplements No. 119 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Reverse Exchangeable Securities S-NOTESSM
Preliminary Pricing Sheet – April 19, 2007

20.00% (PER ANNUM), SIX MONTH KNOCK-IN REXSM LINKED TO THE WORST PERFORMING COMMON STOCK IN THE DOW JONES INDUSTRIAL AVERAGESM DUE NOVEMBER 21, 2007

OFFERING PERIOD: APRIL 19, 2007 – MAY 16, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offering:	20.00% Six Month Knock-in Reverse ExchangeableSM Securities linked to the Worst Performing Common Stock in the Dow Jones Industrial AverageSM (the “Securities”).
Coupon:	20.00% per annum (30/360), payable monthly in arrears.
Underlying Stocks:

The 30 Common Stocks comprising the Dow Jones Industrial AverageSM on the Pricing Date: Alcoa Inc., American International Group, Inc. , American Express Company, The Boeing Company, Citigroup Inc., Caterpillar Inc., E. I. du Pont de Nemours and Company, The Walt Disney Company , General Electric Company, General Motors Corporation, The Home Depot, Inc. , Honeywell International Inc. , Hewlett-Packard Company, International Business Machines Corporation, Intel Corporation, Johnson & Johnson , JPMorgan Chase & Co., The Coca-Cola Company, McDonald’s Corporation, 3M Corporation, Altria Group, Inc., Merck & Co., Inc., Microsoft Corporation , Pfizer Inc., The Procter & Gamble Company , AT&T Corp., United Technologies Corporation , Verizon Communications Inc. , Wal-Mart Stores, Inc., and Exxon Mobil Corporation.

Denomination/Principal:	Each Security has a principal amount of $1,000, subject to a minimum purchase of 10 Securities ($10,000).
Payment at Maturity:
  If the closing price of each of the Underlying Stocks has not fallen below the Knock-In Level for such Underlying Stock on any trading day during the period (which we refer to as the “Knock-In Period”) from but excluding the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.
  If the closing price of any one or more of the Underlying Stocks has fallen below the Knock-In Level for such Underlying Stock on any trading day during the Knock-In Period:

(i) we will deliver to you a number of shares equal to the Stock Redemption Amount of the worst performing Underlying Stock, if the closing price of any one or more of the Underlying Stocks on the Determination Date is below its Initial Price; or

(ii) we will pay you the principal amount of each Security in cash, if the closing price of each of the Underlying Stocks on the Determination Date is at or above its Initial Price.

Worst Performing Stock:

We will determine which Underlying Stock was the worst performing, and accordingly the Stock Redemption Amount of which Underlying Stock we will deliver to you at maturity in the case of clause (i) under “Payment at Maturity” above, by calculating, for each Underlying Stock whose Determination Price is below its respective Initial Price, the following percentage:

Determination Price - Initial Price .
Initial Price

We will compare the percentages calculated by the foregoing formula and deliver to you a number of shares equal to the Stock Redemption Amount of the Underlying Stock with the greatest percentage decrease.

Knock-In Level:	For each Underlying Stock, 75% of the Initial Price
Interest Payment Dates:	Each month on the 21st day of the month starting on June 21, 2007 and ending on the Maturity Date

Issue Price:	100%
Initial Price:	For each Underlying Stock, 100% of the Closing Price per share on the Pricing Date
Determination Price:	For each Underlying Stock, 100% of the Closing Price per share on the Determination Date
Stock Redemption Amount:	For each Underlying Stock, a number of shares of the applicable Underlying Stock equal to $1,000 divided by the applicable Initial Price.
Coupon Breakdown:	Interest Rate: 5.22% Put Premium: 14.78%
Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00078UJQ4 ISIN: US00078UJQ40
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	May 16, 2007, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	May 21, 2007
Determination Date:	November 16, 2007, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	November 21, 2007 (Six Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. and have a maturity of six months. The payment at maturity on the Securities is determined based on the performance of the worst performing of the 30 Underlying Stocks comprising the Dow Jones Industrial AverageSM.
Your principal is at risk and you may lose some or all of your initial investment.

What will I receive at maturity of the Securities?

     The payment at maturity of the Securities will depend on (i) whether or not the closing price of one or more of the Underlying Stocks on the primary U.S. organized exchange or market for such Underlying Stock, which we call the relevant exchange, fell below the Knock-In Level with respect to such Underlying Stock on any trading day during the Knock-In Period, and if so, (ii) the closing price of the Underlying Stocks on the Determination Date.

•	If the closing price of any one or more of the Underlying Stocks on the relevant exchange has not fallen below the Knock-In Level for such Underlying Stock on any trading day during the Knock-In Period, we will pay you the principal amount of each Security in cash.

•	If the closing price of any one or more of the Underlying Stocks on the relevant exchange has fallen below the Knock-In Level for such Underlying Stock on any trading day during the Knock-In Period, we will either:

	•	Pay the principal amount of each Security in cash, if the closing price of each of the Underlying Stocks on the Determination Date is at or above the respective Initial Price of such Underlying Stock; or

	•	Deliver to you, in exchange for each $1,000 principal amount of the Securities, a number of shares equal to the Stock Redemption Amount of the Worst Performing Stock, if the closing price of any one or more of the Underlying Stocks on the Determination Date is below its respective Initial

In this latter case, the market value of the shares of Underlying Stock we will deliver to you will be less than the principal amount of each Security and could be zero. You therefore may lose all or a substantial amount of your investment.

     On the Determination Date, if we will deliver shares of an Underlying Stock as described above, we will determine which of the Underlying Stocks is the worst performing, and consequently which of the Underlying Stocks we will deliver to you at maturity, according to the following formula:

Determination Price - Initial Price;
Initial Price

where the Determination Price for an Underlying Stock is the closing price of such Underlying Stock on the Determination Date.

What are the consequences of the indirect put option that I have sold you?

     The put option you indirectly sell to us creates the feature of exchangeability. If the closing price of one of the Underlying Stocks on the relevant exchange falls below the applicable Knock-In Level on any trading day during the Knock-In Period, and on the Determination Date the closing price of the applicable Underlying Stock is less than the applicable Initial Price, you will receive the applicable Stock Redemption Amount. The market value of the shares of such Underlying Stock at the time you receive those shares will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity.

How is the Stock Redemption Amount determined?

     The Stock Redemption Amount for each Underlying Stock is equal to $1,000 divided by the Initial Price of such Underlying Stock. The value of any fractional shares of such Underlying Stock that you are entitled to receive, after aggregating your total holdings of the Securities linked to such Underlying Stock, will be paid in cash based on the closing price of such Underlying Stock on the Determination Date.

What interest payments can I expect on the Securities?

     The interest rate is fixed at issue and is payable in cash on each Interest Payment Date, irrespective of whether the Securities are redeemed at maturity for cash or shares.

Do I benefit from any appreciation in the Underlying Stock over the life of the Securities?

     No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What is the minimum required purchase?

     Each Security has a principal amount of $1,000, subject to a minimum purchase of 10 Securities ($10,000).

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not principal protected, which means there is no guaranteed return of principal. If the closing price of any one or more of the thirty Underlying Stocks on any trading day during the Knock-In Period is equal to or less than its respective Knock-In Level, and the closing price of any one or more of the thirty Underlying Stocks is less than its respective Initial Price on the Determination Date, we will deliver to you a number of shares equal to the Stock Redemption Amount of the Worst Performing Stock. Those shares will have a market value less than the principal amount of the Securities you hold, which value may be zero.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates. In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor in the Securities agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by you of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), you will recognize short-term capital gain equal to the total Put Premium received. If the Put Option is exercised (i.e., the final payment on the Securities is paid in the applicable Underlying Stock), you will not recognize any gain or loss in respect of the Put Option, but your tax basis in the applicable Underlying Stock received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. You should seek your own advice based on their particular circumstances from an independent tax advisor.

The Dow Jones Industrial AverageSM Disclaimer

The Securities are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. (“Dow Jones”). Dow Jones makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly. Dow Jones’ only relationship to ABN AMRO Bank N.V. is in the licensing of certain trademarks and trade names of Dow Jones and of the Dow Jones Industrial AverageSM which is determined, composed and calculated by Dow Jones without regard to ABN AMRO Bank N.V. or the Securities. Dow Jones has no obligation to take the needs of ABN AMRO Bank N.V. or the owners of the Securities into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing, prices, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Securities.

     DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ABN AMRO BANK N.V., OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ABN AMRO BANK N.V.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.